  Exhibit 99.1

NEWS RELEASE
April 7, 2021

Eldorado Gold Completes Acquisition of QMX Gold

VANCOUVER, BC – Eldorado Gold Corporation (TSX: ELD; NYSE: EGO) (“Eldorado” or “the Company”) and QMX Gold Corporation (TSX-V: QMX) (“QMX”) are pleased to announce the successful acquisition by Eldorado of all of the outstanding common shares (the “QMX Shares”) in the capital of QMX not already owned by Eldorado, by way of a statutory plan of arrangement under the provisions of the Business Corporations Act (Ontario) (the “Arrangement”). The Arrangement became effective at 12:01 a.m. (Eastern Time) on April 7, 2021 (the “Effective Time”) resulting in QMX becoming a wholly-owned subsidiary of Eldorado.

“We are very pleased to complete the acquisition of QMX, which significantly increases Eldorado’s position in the Abitibi Greenstone Belt and is consistent with our strategy to invest in world-class mining jurisdictions. Eldorado is a committed partner for mining in Quebec, with exploration and operational success across our Lamaque operations. The addition of QMX to our portfolio opens a range of opportunities to expand our activities in the region and to leverage our existing infrastructure and Eldorado’s strong operational, exploration and stakeholder expertise,” said George Burns, Eldorado’s President and Chief Executive Officer.

Completion of the Arrangement

Under the terms of the Arrangement, each holder of QMX Shares is entitled to receive, for each QMX Share held immediately prior to the Effective Time, (i) C$0.075 in cash and (ii) 0.01523 of a common share (the “Eldorado Shares”) in the capital of Eldorado (together, the “Arrangement Consideration”), for total consideration of C$0.30 per QMX Share (based on the closing price of the Eldorado Shares on January 20, 2021).

With QMX now a wholly-owned subsidiary of the Company, Eldorado intends to de-list the QMX Shares from the TSX Venture Exchange as soon as practicable. Eldorado also intends to submit an application to the applicable securities regulators to have QMX cease to be a reporting issuer and terminate its public reporting obligations. Prior to the completion of the Arrangement, Eldorado owned, directly or indirectly, or exercised control or direction over, 68,125,000 QMX Shares representing approximately 15.55% of the issued and outstanding QMX Shares prior to the completion of the Arrangement.

Information for Former QMX Shareholders

In order to receive the Arrangement Consideration in exchange for QMX Shares, registered shareholders of QMX must complete, sign, date and return the letter of transmittal that was mailed to each QMX shareholder prior to the Effective Time. The letter of transmittal is also available under QMX’s profile on SEDAR at www.sedar.com.

For those shareholders of QMX whose QMX Shares are registered in the name of a broker, investment dealer, bank, trust company, trust or other intermediary or nominee, they should contact such nominee for assistance in depositing their QMX Shares and should follow the instructions of such intermediary or nominee.

Warrants and Options

Pursuant to the Arrangement, each QMX stock option (each, a “QMX Option”) outstanding immediately prior to the Effective Time automatically vested and was immediately cancelled in exchange for a cash payment equal to the excess, if any, of: (i) the product of the number of QMX Shares underlying such QMX Options and C$0.30; over (ii) the applicable aggregate exercise price of such QMX Options. All QMX warrants (each, a “QMX Warrant”) outstanding immediately prior to the Effective Time will remain outstanding and, following the Effective Time, each QMX Warrant shall entitle the holder thereof to receive, upon exercise, the Arrangement Consideration in lieu of a QMX Share.

Additional Information

Full details of the Arrangement are set out in the arrangement agreement dated January 20, 2021 between Eldorado and QMX, which has been filed by QMX under its profile on SEDAR at www.sedar.com. In addition, further information regarding the Arrangement is contained in QMX’s management information circular dated February 9, 2021 (the “Circular”) prepared in connection with the special meeting of the QMX shareholders held on March 23, 2021 and filed on www.sedar.com. All shareholders are urged to read the Circular as it contains additional important information concerning the Arrangement.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado Shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

About QMX

QMX is a Canadian based resource company. QMX is systematically exploring its extensive property position in the Val d’Or mining camp in the Abitibi District of Quebec. QMX is currently drilling in the Val d’Or East portion of its land package focused on the Bonnefond Deposit and in the Bourlamaque Batholith. In addition to its extensive land package QMX owns the strategically located Aurbel gold mill and tailings facility.

Contacts

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604.376.1548 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.616.2296 or 1.888.363.8166 louise.burgess@eldoradogold.com

Eldorado and QMX Head Office
1188 Bentall 5, 550 Burrard Street
Vancouver, BC V6C 2B5

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “intend”, “opportunity” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: opportunities to further Eldorado’s operating activities in Quebec; de-listing the QMX Shares from the TSX Venture Exchange; and submitting an application to have QMX cease to be a reporting issuer. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and “Risk factors in our business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.